Exhibit 99.1

SYLA Reports First-Half 2024 Financial and Operational Results

TOKYO, JAPAN – September 27, 2024 – SYLA Technologies Co., Ltd. (NASDAQ: SYT) (“SYLA” or “the Company”), operator of the largest membership real estate crowd-funding platform in Japan, Rimawari-kun, reported its interim financial results for the six months ended June 30, 2024.

Operational Highlights to Date in 2024:

●	Entered into a capital and business alliance agreement with CUMICA CORPORATION (formerly RIBERESUTE CORPORATION) and became the largest shareholder.
●	Subscribed to a third-party allotment of new shares issued by CUMICA CORPORATION (formerly RIBERESUTE CORPORATION).
●	Announced mid-term revenue targets and a growth strategy centered on M&A.
●	Announced an interim dividend of ¥100 per share (approximately $0.68 per share at August 20, 2024 exchange rate of $1.00 = ¥146.47; 1 share = 100 ADRs).
●	Announced the development of an ultra-luxurious residence, THE SYLA SHIBUYA-TOMIGAYA.
●	Completed construction of the Company’s first office building, SYLA TOYOCHO.
●	Announced a ¥96 million gain on sale of investment securities.
●	The membership of an online AI rental brokerage service, ietty, surpassed 400,000.
●	The average occupancy rate for the SYFORME series of original brand condominiums in the first half of 2024 was 99.80%.
●	Rimawari-kun’s gross merchandise volume (total amount raised by Rimawari-kun, hereinafter “GMV”) surpassed ¥7.5 billion (approximately $46.61 million based on an exchange rate of $1.00 = ¥160.88 on June 28, 2024).
●	Subsidiary SYLA Solar announced issuance of series 1 bond of ¥50 million.
●	Subsidiary SYLA Solar announced a comprehensive business alliance with LIVE THE CREATIVE Inc.
●	Subsidiary SYLA Solar announced a business alliance with ABILITY LTD., a supplier of hydrogen cartridges.
●	Subsidiary SYLA Solar launched on-site PPA business.

Management Commentary

“We achieved a 13% revenue increase for the first half of 2024 compared to the same period in 2023,” said Chairman, Founder, and CEO Hiroyuki Sugimoto. “Our growth strategy is delivering solid results, creating a positive impact across the entire business. We also anticipate the completion of nine new projects in the second half of 2024, which we expect will boost our gross profit.

Additionally, through the third-party allotment of new shares issued by CUMICA CORPORATION, our partnership is further strengthened, enhancing synergies with our development business in the coming fiscal year and beyond. Meanwhile, our real estate crowdfunding business continues to perform well, with steady growth in GMV (gross merchandise volume).

As part of our ongoing growth strategy, we will actively seek M&A opportunities to expand our market presence and enhance competitiveness. We remain committed to staying on track with our second-half progress, achieving diversified growth.”

First-Half 2024 Financial Results:

Results compare the six months ended June 30, 2024, to the six months ended June 30, 2023, unless otherwise indicated. Results below are for SYLA Technologies Co., Ltd. on a consolidated basis.

●

Total revenues for the six months ended June 30, 2024, increased to ¥10,564,041 thousand ($65.7 million based on an exchange rate of $1.00 = ¥160.88 on June 30, 2024, hereinafter the same) from ¥9,318,404 thousand ($57.9 million) for the six months ended June 30, 2023. The increase was attributable to an increase of ¥4,595,491 thousand ($28.6 million) in real estate sales, with 162 units sold during the six months ended June 30, 2024, compared to 110 units during the six months ended June 30, 2023, as well as the sales of two entire buildings. On the other hand, sales of large-scale development sites decreased by ¥3,527,071 thousand ($21.9 million). In the renewable energy sector, solar power plant sales increased by ¥303,171 thousand ($1.9 million). On July 1, 2024, SYLA Solar absorbed renewable data center company (SYLA Biotech Co., Ltd.) to further grow its business and enhance corporate value by leveraging internal resources and sales channels.

●	Gross profit decreased to ¥1,944,954 thousand ($12.1 million) for the six months ended June 30, 2024, from ¥2,340,856 thousand ($14.6 million) for the six months ended June 30, 2023. Despite an increase in the number of units and buildings sold, this was offset by a decline in large-scale development site sales that reduced our gross profit.

●	Total operating expenses decreased to ¥1,750,353 thousand ($10.9 million) for the six months ended June 30, 2024, from ¥1,906,117 thousand ($11.8 million) for the six months ended June 30, 2023. The decrease mainly consists of a ¥295,729 thousand ($1.8 million) decrease in legal and professional expenses and consulting fees including the costs for IPO to NASDAQ as well as listing maintenance costs, including audit expenses and legal fees for compliance with disclosure requirements and related matters. This decrease is offset by an increase of ¥84,648 thousand ($0.5 million) in personnel expenses due to hiring for future business expansion.

●	Net loss attributable to SYLA Technologies Co., Ltd. was ¥67,257 thousand ($0.4 million) (¥255.99 ($1.59) per basic and diluted share) for the six months ended June 30, 2024, compared to net income attributable to SYLA Technologies Co., Ltd. of ¥249,979 thousand ($1.6 million) (¥1,002.63 ($6.23) per basic share and ¥834.02 ($5.18) per diluted share) for the six months ended June 30, 2023. Despite an increase of ¥96,162 thousand ($0.6 million) in gains from the sale of investment securities classified as other income, the net income decreased due to higher interest expenses resulting from increased borrowings for real estate development expenditures and investments aimed at business expansion.

●	As of June 30, 2024, SYLA Technologies Co., Ltd. had ¥2,381,394 thousand ($14.8 million) in cash and cash equivalents.

About SYLA Technologies Co., Ltd.

Headquartered in Tokyo, Japan, SYLA Technologies Co., Ltd. (NASDAQ: SYT) (“SYLA” or “the Company”) owns and operates the largest membership real estate crowd-funding platform in Japan, Rimawari-kun, which targets individuals, corporate and institutional investors, as well as high net worth individuals. SYLA’s mission is to democratize real estate investment around the world through technology and asset management through the Rimawari-kun platform. SYLA is engaged in the overall investment condominium business, including planning, development, construction, sales, rental management, building management, repair work, and the sale of properties. Additional information about the Company’s products and services is available at https://syla-tech.jp/en.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the expected gross proceeds and the closing of the offering. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F, filed with the SEC on May 15, 2024. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

Contact Information

SYLA Technologies Investor Relations Contact :

Gateway Group, Inc.

John Yi and Steven Shinmachi

SYLA@gateway-grp.com

(949) 574-3860

SYLA Technologies Company Contact :

Takeshi Fuchiwaki

Director, Chief Growth Officer

irpr@syla.jp

SYLA TECHNOLOGIES CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Japanese Yen (“JPY”), except for share data)

	June 30,	December 31,
	2024	2023

ASSETS
Current assets
Cash and cash equivalents	2,381,394	4,017,311
Restricted cash	455,330	569,469
Term deposits	288,741	233,505
Short-term investments	-	89,482
Accounts receivable, net	141,935	162,690
Inventories, net	25,001,539	16,849,935
Prepaid expenses, net	441,241	357,104
Other current assets, net	182,518	304,271
Total current assets	28,892,698	22,583,767

Non-current assets
Restricted cash, non-current	2,667	25,180
Long-term deposits	70,557	9,300
Long-term investments, net	2,642,748	490,437
Property, plant and equipment, net	11,635,956	11,889,701
Solar power systems, net	582,751	476,778
Intangible assets, net	127,325	133,226
Goodwill	730,776	730,776
Operating lease right-of-use assets	2,293,147	2,409,255
Finance lease right-of-use assets	11,004	11,980
Other assets, net	1,393,372	1,324,027
Total non-current assets	19,490,303	17,500,660

TOTAL ASSETS	48,383,001	40,084,427

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	322,650	559,420
Accrued liabilities	163,185	277,425
Short-term loans	2,378,800	1,692,599
Current portion of long-term loans	9,443,778	7,243,022
Current portion of long-term bonds	88,454	107,601
Deferred revenue	50,427	165,262
Income tax payables	182,423	466,872
Operating lease liabilities, current	412,049	433,725
Finance lease liabilities, current	3,647	4,158
Other current liabilities	776,069	1,047,016
Total current liabilities	13,821,482	11,997,100

Non-current liabilities
Long-term loans	20,579,315	14,308,136
Long-term bonds	113,228	97,549
Operating lease liabilities, non-current	1,849,266	1,958,689
Finance lease liabilities, non-current	7,571	8,040
Other liabilities	516,746	534,228
Total non-current liabilities	23,066,126	16,906,642

TOTAL LIABILITIES	36,887,608	28,903,742

EQUITY
Capital stock (900,000 shares authorized, 265,543 and 260,891 shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively, with no stated value)	114,001	100,000
Capital surplus	5,078,338	4,988,126
Treasury stock, at cost (357 and 142 shares as of June 30, 2024 and December 31, 2023, respectively)	(22,828)	(13,631)
Retained earnings	3,299,652	3,413,644
Total SYLA Technologies Co., Ltd.’s equity	8,469,163	8,488,139
Noncontrolling interests	3,026,230	2,692,546
TOTAL EQUITY	11,495,393	11,180,685
TOTAL LIABILITIES AND EQUITY	48,383,001	40,084,427

SYLA TECHNOLOGIES CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of JPY, except for share and per share data)

	For the Six Months Ended June 30,
	2024	2023

Revenues, net	10,564,041	9,318,404
Cost of revenues	(8,619,087)	(6,977,548)
Gross profit	1,944,954	2,340,856

Operating expenses
Selling, general and administrative expenses	(1,750,353)	(1,906,117)
Total operating expenses	(1,750,353)	(1,906,117)

Income from continuing operations	194,601	434,739

Other income (expenses)
Other income	242,122	254,350
Income (loss) from equity method investments	41,134	(449)
Other expenses	(384,115)	(241,732)
Total other income (expenses)	(100,859)	12,169
Income from continuing operations before income taxes	93,742	446,908
Income tax expense	(127,573)	(149,060)
Net income (loss) from continuing operations	(33,831)	297,848
Loss from discontinued operations, net of income taxes	-	(6,742)
Net income (loss)	(33,831)	291,106
Less: net income from continuing operations attributable to noncontrolling interests	33,426	41,127
Net income (loss) attributable to SYLA Technologies Co., Ltd.	(67,257)	249,979

Net income (loss) from continuing operations per share:
- Basic	(255.99)	1,029.68
- Diluted	(255.99)	856.51

Loss from discontinued operations per share:
- Basic	-	(27.04)
- Diluted	-	(22.49)

Net income (loss) attributable to SYLA Technologies Co., Ltd. per share:
- Basic	(255.99)	1,002.63
- Diluted	(255.99)	834.02

Weighted average shares used in calculating basic and diluted net income (loss) per share:
- Basic	262,736	249,323
- Diluted	262,736	299,730